UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-31921
SEC FILE NUMBER

20451N101
CUSIP NUMBER

(Check One):□Form 10-K □ Form 20-F □ Form 11-K □Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: _______________

☑    Transition Report on Form 10-K
□    Transition Report on Form 20-F
□    Transition Report on Form 11-K
□    Transition Report on Form 10-Q
□    Transition Report on Form N-SAR
For the Transition Period Ended: September 30, 2021

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Compass Minerals International, Inc.
Full name of Registrant

N/A
Former name if Applicable

9900 W. 109th Street, Suite 100
Address of Principal Executive Office (Street and number)

Overland Park, Kansas 66210
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compass Minerals International, Inc. (the “Company”) has determined that it is unable to file its Transition Report on Form 10-KT for the transition period ended September 30, 2021 (the “2021 Form 10-KT”) by the prescribed due date without unreasonable effort or expense because the Company’s consolidated financial statements for the transition period ended September 30, 2021 have not been finalized. The delay in completing the financial statements is attributable to the finalization of the Company’s financial statements for its discontinued operations. The Company is filing its 2021 Form 10-KT before the 15 calendar day extension provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

James D. Standen	(913) 344-9200
(Name)	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes □ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? □Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compass Minerals International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2021	By:	/s/ James D. Standen
Name: James D. Standen
Title: Chief Financial Officer